March 30, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 10-K for the year ended December 31, 2015;
Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Amyris, Inc. hereby provides notice that disclosure under Section 13(r) of the Securities Exchange Act of 1934 has been included in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 30, 2016.

Respectfully submitted,

AMYRIS, INC.

By:	/s/ Nicholas Khadder
Nicholas Khadder
SVP, Corporate Secretary, and General Counsel